Exhibit (b)(1)

Amendment to the Schedule (‘Mifrat’) of the Special Offer to Purchase
by
Discount Investments Company Ltd. (the “Offeror”)
up to 890,000 Ordinary Shares, NIS 0.001 par value each,
of
Koor Industries Ltd. (“Koor”)

Further to the Offerror’s publication of the schedule of the special offer to purchase (the “Schedule”) up to 890,000 ordinary shares, NIS 0.001 par value each, of Koor (the “Shares” or the “Company’s Shares”), and in accordance with the Securities Regulations (Purchase Offer) 5760-2000, the Offeror hereby amends the Schedule, in a manner that improves its terms, as follows:

1.	The offer price shall be increased, so that the Offeror offers to purchase the Shares from the offerees at a price of NIS 241.00 per Share, subject to withholding tax according to law (the “Offer Price”), instead of NIS 225.00 per Share prior to the aforementioned amendment to the Schedule.

2.	In light of the aforementioned price amendment, the Initial Completion Date, previously set in the Schedule to Thursday, September 21, 2006, at 5:00 p.m., Israel time, was postponed to Thursday, September 28, 2006, at 5:00 p.m., Israel time (10:00 a.m., New York time) (the “Initial Completion Date”). Therefore, should the offer to purchase be accepted, offerees who did not give notice of their position regarding the offer to purchase, or which objected to it, may agree to the offer, no later than Tuesday, October 3, 2006, at 5:00 p.m., Israel time (10:00 a.m., New York time) (the “Additional Offer Period” or the “Final Expiration Date”).

3.	In light of the price amendment, and in accordance with the approval that the Offeror obtained from the Israeli Tax Authority with respect to the Israeli withholding tax rates applicable to shareholders as a result of the purchase of shares in the offer, tendering shareholders will be subject to Israeli withholding tax at a fixed rate of 15.98% (instead of 15.66%, as provided in Section 8 and Annex D of the Schedule) of the gross proceeds payable to them pursuant to the offer unless, in general, they are (1) investors who hold their shares through an Israeli broker or financial institution, in which case they will be subject to Israeli withholding tax to the extent required by the Income Tax Regulations (Withholding from Consideration, from Payment or from Capital Margin upon Sale of Security, Sale of Unit in a Trust Fund or Future Transaction), 2002, or (2) foreign investors who certified that they are non-Israeli residents for income tax purposes – will not be subject to withholding tax.

4.	The Coordinator of the Offer, Clal Finance Batucha Investment Management Ltd., has confirmed to the Offeror that its undertaking to ensure the performance of the Offeror’s undertaking to pay the consideration stated in the Offer to Purchase shall remain valid after the aforementioned amendment of the Schedule.

5.	Except for the aforementioned amendments, no other changes or amendments were made to the terms and conditions of the Schedule.

Discount Investments Company Ltd.

Names of Signatories for the Offeror	Positions	Date of Signature

Oren Lieder	Senior Vice President and Chief Finance Officer	September 18, 2006

Michel Dahan	Vice President and Accountant	September 18, 2006